Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Filing Person:  CNL Retirement Properties, Inc.

Subject Company:  CNL Retirement Properties, Inc.

File Number:  000-32607

The following is a Q&A to be distributed to CNL Securities Corp. associates for the purpose of answering questions from CNL Retirement Properties, Inc. ("CRP") stockholders, broker dealers who previously sold shares of CRP stock and financial advisors whose clients include CRP stockholders.

CRP MERGER Q & A

PLEASE REVIEW THE FOLLOWING Q&A SET.  IF YOU HAVE QUESTIONS PLEASE DIRECT THEM TO YOUR SENIOR MANAGER.

APPROXIMATE TIMELINE OF EVENTS:

1.

June 30, 2006 –Preliminary proxy statement/prospectus filed with the SEC

2.

August 4, 2006 –Proxy statement/prospectus amended to include special meeting and record dates and certain other information

3.

August 4, 2006 – Proxy statement/prospectus was declared effective by the SEC

4.

August 7, 2006 – Commencement of mailing of proxy statement/prospectus simultaneously to B/Ds, Reps, and Investors.

5.

August 4 – September 25, 2006 – Proxy solicitation period

6.

September 26, 2006 – CRP Special Meeting of Stockholders to be held in Orlando 1:00 pm EST.

7.

Estimated close date – Early October 2006

QUESTIONS & ANSWERS

Proxy Solicitation Questions

Q.

When will the proxy materials be mailed and what information will be included along with the Proxy?

A.

As noted in the timeline above, the proxy materials were sent on or about August 7, 2006.   The materials in the proxy packet include:

a.

Proxy statement/prospectus

b.

Proxy card

Q.

How long is the proxy solicitation period?

A.

The proxy solicitation period is approximately 50 calendar days from the date the proxy statement/prospectus was mailed, which was August 7, 2006.

FOR INTERNAL USE ONLY. DO NOT DISTRIBUTE.

Q.

 What vote of CRP stockholders is required for approval?

A.

As stated on page 1 of the definitive proxy “The merger must be approved by holders of a majority of the outstanding shares of CRP common stock entitled to vote at the special meeting.”  To confirm, more than 50% of the holders of all of CRP’s outstanding common stock must vote in favor of the merger.

Cash Payout Questions

Q.

What is the cash portion of the merger consideration?

A.

Upon consummation of the merger, each outstanding share of common stock of CRP will be converted into the right to receive merger consideration consisting of $11.1293 in cash and 0.0865 of a share of HCP common stock without interest and less any required tax withholding.

Q.

When will final sales proceeds checks be sent to investors?

A.

A check will be sent by the Bank of New York and is expected to be delivered shortly after the close of the transaction.

Q.

Where will the final sales proceeds checks be sent?

A.

For Qualified Accounts the checks will be sent to the custodian.  For Non- Qualified accounts the checks will be sent to the address of record.

Q.

Can you change an investor’s address of record prior to the close of the CRP transaction?

A.

Yes, you can change an investor’s address of record prior to the close of the transaction.  The investor change form can be located at www.cnlsecurities.com, under “request information and review forms.”  Select “Investor Change Form.”  In order for the new address to be effective all investor change forms must be received by CNL Investor Services on or before September 1, 2006.

Stock Payout Questions

Q.

What is the stock portion of the merger consideration?

A.

Upon consummation of the merger, each outstanding share of common stock of CRP will be converted into the right to receive merger consideration consisting of $11.1293 in cash and 0.0865 of a share of HCP common stock without interest and less any required tax withholding.

Q.

When will an investor receive the HCP shares?

A.

It is anticipated that a Direct Registration Transfer Advice or “DRTA” will be sent by The Bank of New York to each investor shortly after the transaction has closed.  The Bank of New York will include instructions with the DRTA.

FOR INTERNAL USE ONLY. DO NOT DISTRIBUTE.

Q.

 Is an investor required to open a brokerage account in order to hold the newly issued HCP shares?

A.

No, an investor is not required to open a brokerage account in order to hold the newly issued HCP shares.  It is anticipated that the Bank of New York system will be able to hold the shares in direct registration for the investor.

a.

If an investor chooses not to open a brokerage account then they cannot count on the assistance of their advisor post merger.  Investors who would like their advisor to continue to act in their current capacity need to transfer their shares into a brokerage account.

Q.

Is an investor required to have the newly issued HCP shares in a brokerage account in order to liquidate their position?

A.

No, an investor will not need to open a brokerage account in order to sell the new HCP shares.  Investors can go to the Bank of New York Stock Transfer website and set up a sell order.  Shares are sold once a day.

a.

If an investor chooses not to open a brokerage account then they cannot count on the assistance of their advisor post merger.  Investors who would like their advisor to continue to act in their current capacity need to transfer their shares into a brokerage account.

Q.

Will there be any type of selling restrictions on the HCP stock issued to investors?

A.

 CRP investors are being issued unrestricted common stock.

Q.

How will fractional shares be paid out?

A.

At the direction of HCP, the Bank of New York intends to pay out fractional shares with the final cash payout.

*Important note on final sales proceeds.  The DRTA and the check will be sent in the same envelope and will be attached to one another.  Please ensure that advisors are aware that the DRTA is NOT a check STUB.

COMMUNITY NATIONAL BANK (CNB) Custodial Account Questions

Q.

What is the impact of the merger on the annual fees associated with an investor’s CNB custodial account?

A.

There are several situations to consider relating to future annual fees, but in all cases the fees for 2006 have been paid by CRP:

a.

Situation 1:  An investor exclusively holds shares of CRP in a CNB custodial account.  In this situation the investor will be charged the $100 annual fee by CNB beginning in 2007. This charge will not be incurred if the investor transfers their HCP shares out and closes the custodial account before the end of 2006.

FOR INTERNAL USE ONLY. DO NOT DISTRIBUTE.

b.

Situation 2:  An investor holds multiple assets in a CNB custodial account, but CRP is the only CNL related investment.  In this situation the investor will be charged the $100 annual fee by CNB beginning in 2007 because they do not have another CNL investment which will cover the annual fee.

c.

Situation 3:  An investor holds multiple assets in a CNB custodial account, but CRP is not the only CNL related investment (e.g. CIP, CHR).  In this situation the investor will not be charged the $100 annual fee by CNB beginning in 2007 because the other CNL investment will cover the $100 annual fee.

Note: CNB will communicate directly to investors who hold CRP shares in CNB custodial accounts.

General Operational Questions for Financial Advisors

Q.

Where can Financial Advisors locate a list of their investors?

A.

A distribution summary statement listing their CRP investors was sent on June 28, 2006.

a.

If an advisor requires a duplicate copy of their distribution summary statement for CRP please send a SalesLogix ticket to Client Services.  Keep in mind advisors will receive another copy of their distribution summary statements in conjunction with third quarter distributions.

Q.

Will investors receive a third quarter distribution?

A.

 Yes, investors will receive a third quarter distribution.

a.

Non Qualified Accounts:

i.

Checks will be mailed to the distribution destination that is on file as of September 1, 2006.  Any request for changes must be received by CNL Investor Services on or before September 1, 2006.

b.

Qualified Accounts:

i.

Checks will be mailed to their custodian.

Tax Considerations of the Merger

Q.

What are the United States tax consequences of the merger for investors?

A.

The merger will be fully taxable to CRP stockholders.  For a more detailed description of the tax consequences of the exchange of CRP common stock in the merger, please see “The Merger – Material United States Federal Income Tax Considerations” beginning on page 88 of the proxy statement/prospectus.

a.

Each investor’s individual tax consequences may differ.  We recommend that the investor seek counsel from his or her tax advisor to determine the exact consequences of the merger transaction.

FOR INTERNAL USE ONLY. DO NOT DISTRIBUTE.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements contained in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, which include statements regarding the consummation of the merger and the expected timing of such consummation and the expected aggregate value of the combined company, are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These include risks and uncertainties with respect to the ability of HCP to obtain financing necessary to consummate the acquisition or on acceptable terms; CRP's and HCP's ability to acquire, sell or lease facilities and the timing of acquisitions, sales and leasings; changes in healthcare laws and regulations and other changes in the healthcare industry which affect the operations of CRP's or HCP's lessees or mortgagors; changes in management; costs of compliance with building regulations; changes in tax laws and regulations; changes in the financial position of CRP's or HCP's lessees and mortgagors; changes in rules governing financial reporting, including new accounting pronouncements; and changes in economic conditions, including changes in interest rates and the availability and cost of capital, which affect opportunities for profitable investments. Some of these risks, and other risks, are described in the proxy statement/prospectus (see “Risk Factors” beginning on page 19) and from time to time in CRP's and HCP's Securities and Exchange Commission (SEC) filings.

This communication is being made in respect of the proposed merger transaction involving HCP and CRP. In connection with the proposed merger, HCP filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus for stockholders of CRP and other documents regarding the proposed transaction. CRP'S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. The final proxy statement/prospectus was mailed to CRP's stockholders on or about August 7, 2006. You will also be able to obtain the proxy statement/prospectus and other documents free of charge at HCP's website at www.hcpi.com or by contacting CNL Client Services at 1-866-650-0650.

HCP, CRP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding HCP's directors and executive officers is available in HCP's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006, and information regarding CRP's directors and executive officers is available in CRP's annual report on Form 10-K/A, which was filed with the SEC on April 28, 2006. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus (see “Interests of CRP’s Directors and Officers in the Merger” beginning on page 67) and the other relevant documents filed with the SEC.

FOR INTERNAL USE ONLY. DO NOT DISTRIBUTE.